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                                                                  EXHIBIT (a)(2)

                  [LETTERHEAD OF CYPRESS COMMUNICATIONS, INC.]


                                January 22, 2002


Dear Stockholder:

         We are pleased to inform you that on January 10, 2002, Cypress Communications, Inc., entered into an Agreement and Plan of Merger with U.S. RealTel, Inc. and Cypress Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of RealTel--referred to as the "Purchaser." The Merger Agreement provides for the acquisition of Cypress by RealTel at a price of $3.50 per share of Cypress' common stock.

         Under the terms of the Merger Agreement, the Purchaser is commencing today a tender offer to purchase all outstanding shares of Cypress common stock at a price of $3.50 per share, net to tendering stockholders in cash, without interest. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on February 19, 2002. Following the successful completion of the tender offer, the Purchaser will be merged with and into Cypress and all shares of Cypress common stock not purchased in the tender offer (other than shares held by RealTel, the Purchaser, their respective subsidiaries and, if applicable, dissenting stockholders) will be converted into the right to receive in cash the same price per share as paid in the tender offer. As a result of the merger, Cypress will become a wholly-owned subsidiary of RealTel.

         Your Board of Directors has approved the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement, the tender offer and the merger are advisable and fair to, and in the best interests of, Cypress and its stockholders. Accordingly, your Board recommends that you accept the tender offer and tender your common stock to the Purchaser pursuant to the tender offer.

         In arriving at its recommendations, your Board gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, including among other things, the opinion of Breckenridge Securities Corp. to the effect that, as of the date of such opinion, the consideration to be received pursuant to the tender offer and merger was fair to the holders of Cypress common stock (other than RealTel, the Purchaser and their respective subsidiaries) from a financial point of view.

         Also accompanying this letter is a copy of the Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of common stock. We urge you to read each of the enclosed materials carefully.

                                        Very truly yours,


                                        /s/ W. Frank Blount
                                        W. FRANK BLOUNT,
                                        Chairman and Chief Executive Officer